Filed by:  New NiSource Inc.
                    Pursuant to Rule 425 under the Securities Act of 1933

                                  Subject Company:  Columbia Energy Group
                                Registration Statement File No: 333-33896

        On July 26, 2000, NiSource and Columbia announced that the Federal Energy Regulatory Commission has approved the merger of the two companies. The text of the joint press release follows:

                             JOINT PRESS RELEASE
                                JULY 26, 2000

                                                                CONTACTS:
                                      MEDIA
                                      -----
                                      NiSource   Sally A. Anderson
                                      (219) 647-6203
                                      Columbia - R.A. Rankin, Jr.
                                      (703) 561-6044

                                      INVESTOR RELATIONS
                                      ------------------
                                      NiSource - Dennis Senchak
                                      (219) 647-6085
                                      Columbia   Melissa E. Bockelmann
                                      (703) 561-6011

            FERC APPROVES NISOURCE-COLUMBIA ENERGY GROUP MERGER;
               TRANSACTION AWAITS SEC APPROVAL FOR COMPLETION

        MERRILLVILLE, Ind., and HERNDON, Va. (July 26, 2000) - NiSource Inc. and Columbia Energy Group today announced they have received merger approval from the Federal Energy Regulatory Commission (FERC). The merger now requires the approval of the U.S. Securities and Exchange Commission (SEC) in order to complete the $6 billion transaction announced Feb. 28.

        The FERC today approved the combination under the Federal Power Act (FPA). The FERC concluded that the NiSource-Columbia merger satisfies FPA requirements and the standards defined in the FERC's Merger Policy Statement, in that it will not adversely affect competition, impair the effectiveness of regulation or result in rate increases for wholesale electric or transmission customers.

        The FERC also said that in approving the merger it relied on NiSource's stated commitment that Northern Indiana Public Service Company (NIPSCO), its electric utility subsidiary, will join a Regional Transmission Organization (RTO) as provided for by FERC Order Number 2000, within one year of the close of the merger.

        "We appreciate the FERC's timely approval of our merger with Columbia, and fully support its efforts to open electric and natural gas markets to increased competition," said Gary L. Neale, NiSource chairman, president and chief executive officer.

        Oliver G. Richard III, chairman, president and chief executive officer of Columbia Energy Group, said, "The FERC approval and the nine state actions, which have been received expeditiously, are major steps toward completion of the merger between our two companies. These actions are underscored by the combined companies' ongoing commitment to open markets."

        The NiSource-Columbia merger is expected to close by the end of the year. The combined company will serve more than 4 million customers primarily located in nine states. Its operations will span the high-growth energy corridor extending from the Gulf of Mexico to Chicago to New England, creating the largest natural gas distributor east of the Rockies, with wholesale and retail electric operations.

        The FERC approval follows similar state actions regarding the companies' distribution companies in Virginia, Pennsylvania, Indiana, Maryland, Kentucky, Massachusetts, Ohio, Maine and New Hampshire. The transaction also recently cleared the waiting period under Hart-Scott-Rodino Antitrust Improvements Act at the U.S. Department of Justice and the Federal Trade Commission. Shareholders of both companies approved the merger in June.

        NIPSCO generates and distributes electricity to about 426,000 customers in 30 counties in northern Indiana, owns and operates four coal-fired generating stations, two hydroelectric generating plants and four gas-fired combustion turbine generating units, providing a total system net capability of 3,392 megawatts. NIPSCO's electric retail rates and services in Indiana will continue to be regulated by the Indiana Utility Regulatory Commission following the merger. The only Columbia subsidiary subject to FPA jurisdiction as a public utility is Columbia Energy Power Marketing (CEPM) Corporation.

         NiSource Inc. (NYSE: NI) is a holding company with headquarters in Merrillville, Ind., whose primary business is the distribution of electricity, natural gas and water in the Midwest and Northeastern United States. The company also markets utility services and customer-focused resource solutions along a corridor from Texas to Maine. More information about the company is available on the Internet at www.nisource.com

        Columbia Energy Group (NYSE: CG), based in Herndon, Va., is one of the nation's leading energy services companies. Its operating companies engage in nearly all phases of the natural gas business, including exploration and production, transmission, storage and distribution, as well as propane and petroleum product sales and electric power generation. More information about Columbia is available on the Internet at www.columbiaenergygroup.com.

        This release contains forward-looking statements within the meaning of the federal securities laws. These forward-looking statements are subject to various risks and uncertainties. The factors that could cause actual results to differ materially from the projections, forecasts, estimates and expectations discussed herein include factors that are beyond the companies' ability to control or estimate precisely, such as estimates of future market conditions, the behavior of other market participants and the actions of the federal and state regulators.

        Other factors include, but are not limited to, actions in the financial markets, weather conditions, economic conditions in the two companies' service territories, fluctuations in energy-related commodity prices, conversion activity, other marketing efforts and other uncertainties. These and other risk factors are detailed from time to time in the two companies' SEC reports. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this release. The companies do not undertake any obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date of the document.

        In addition to other documents filed with the Securities and Exchange Commission by the two companies, NiSource and the new holding company have filed a registration statement, which contains a joint proxy statement/prospectus for NiSource and Columbia Energy. The final joint proxy statement/prospectus, dated April 24, 2000, is available and has been distributed to the companies' shareholders. Investors and security holders are urged to read the joint proxy statement/prospectus and any other relevant documents filed with the SEC because they contain important information. Investors and security holders may receive the joint proxy statement/prospectus and other documents free of charge at the SEC's Web site, www.sec.gov, from NiSource Investor Relations at 801 East 86th Avenue, Merrillville, Indiana 46410 or at its Web site, www.nisource.com, or from Columbia Investor Relations at 13880 Dulles Corner Lane, Herndon, Virginia 20171 or at its Web site, www.columbiaenergygroup.com.

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